Filed by C&J Energy Services, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: C&J Energy Services, Inc.

(Commission File No. 001-38023)

Town Hall Key Messages

June 17, 2019

WHAT WE ANNOUNCED

•	Good morning.

•

I hope by now you’ve seen my email or heard the exciting news. This morning, we announced that C&J and Keane Group are combining in a 50/50 merger, which will make us one of the largest well completion and production services companies in the U.S.

•

I know this is surprising news to a lot of you, and you’re probably wondering why we would even consider a merger. Frankly, this is a challenging market—there are too many service providers, and not enough customers. We’re always looking for opportunities to grow our business responsibly and in a way that maximizes shareholder value. This merger is one of those opportunities. We are in good financial health, and so is Keane. This merger will make us a leader in the lower 48 onshore oilfield services in the U.S. and will give you more opportunities to grow and develop your careers.

•

I’m really proud of the team we’ve built. Your resilience, commitment to our core values and doing the right thing, and dedication to operating safely and efficiently—all while delivering the best customer service—have set C&J apart and put us in the position for this exciting milestone in our company’s history.

•

With Keane, we will be uniting two great companies, with a shared focus on safety, people, and customer-oriented culture. Together, we will continue to demonstrate our commitment to uncompromising quality, safety and integrity, empower our people, partner with blue-chip customers, invest in technological innovation, and prioritize strong community relationships.

•	I am excited to build on the strong foundations of both C&J and Keane, as we move forward.

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WHY KEANE

•

I’m sure most of you are familiar with Keane, one of the largest pure-play providers of integrated well completion services in the United States. Keane’s primary services include horizontal and vertical hydraulic fracturing, wireline perforation and logging, engineered solutions and cementing, among others.

•	By merging, we will create a leading well completion and production services company in the U.S., with a prominent presence in the most active U.S. basins.

•

Specifically, the combined company’s asset base will include 2.3 million hydraulic-fracturing horsepower consisting of approximately 50 frac fleets, 158 wireline trucks, 81 pumpdown units, 28 coiled tubing units, 139 cementing units, 364 workover rigs and 940 trucks.

•

As a combined company, we will have enhanced and diversified operations, a strong balance sheet, ample liquidity, attractive free cash flow, and a legacy of successful R&D, which will position us to further invest in technology and innovation that will drive sustainable growth in our industry.

•	While we don’t yet have all the specifics, I want to share a few key details about the combined company:

○	The combined company will be led by a proven management team that reflects the strengths and capabilities of both organizations.

○	C&J and Keane each have talented teams. Given that this is a 50/50 merger, we are committed to leveraging the strengths of both teams.

○

Upon close, Patrick Murray, Chairman of the C&J Board of Directors, will serve as Chair of the combined company’s Board, and Robert Drummond, Keane’s Chief Executive Officer, will serve as President and CEO of the combined company.

○

Our CFO, JK van Gaalen, will serve as Executive Vice President and Chief Financial Officer, and Greg Powell, Keane’s current President and CFO, will serve as Executive Vice President and Chief Integration Officer of the combined company after closing.

○	The Board of Directors will consist of six members from C&J and six members from Keane.

○

An integration-planning team, comprised of leaders from both companies, will determine how the combined company will be organized and operate, and who will fill the remaining roles on the leadership team. We expect those roles to be announced before closing.

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○

I realize that these leadership changes are significant, but I want to assure you that I fully support the new structure. It was unanimously approved by our Board of Directors, including myself. I am very confident in Robert’s ability to lead our combined organization to a successful future. I’ve known him for more than 25 years, and I believe that he will continue to move the company in the right direction.

○	The combined company will optimize Keane’s and C&J’s existing Houston facilities, with the corporate headquarters located here at 3990 Rogerdale.

○

Keane and C&J each share a deep heritage and strong brand-recognition. Following the closing, the combined company will operate under a new corporate name and new ticker symbol that will leverage the strengths of both brands.

○	We intend to announce the combined company’s corporate name and ticker later this year before transaction close.

WHAT THIS ANNOUNCEMENT MEANS FOR YOU

•	I’m sure you’re thinking: what does this mean for me? This is a natural question.

•	Let me reassure you that we are committed to openness and transparency throughout this process and will make every effort to keep you updated on important developments.

•	And while we do not have all the answers today, I can tell you that we expect a seamless transition for our people, and all of our customers and the communities we serve.

•	Importantly, C&J and Keane recognize the valuable contributions of our team members, and we expect the combined company to reflect the expertise and talent of both organizations.

•	I strongly believe that both C&J and Keane team members will benefit from substantial opportunities for growth and development as part of a much larger entity.

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NEXT STEPS

•

I want to remind you all that though we’re very excited to join with Keane, today’s announcement is just the beginning. This process will take months until it’s complete. It’s a complex process, and this announcement is only the first step.

•	JK and I will both have a big role in planning how the companies will combine, and our goal is to make sure that the combined company is one you’ll be proud to be a part of.

•

Until the close of the transaction, which is expected in the fourth quarter of 2019, Keane and C&J will continue to operate as separate companies. I want to reiterate that this means C&J and Keane remain competitors, and everything stays the same here at C&J—focusing on safety, doing the right thing and delivering every time for our customers.

•

You should not share sensitive and confidential information with anyone on the Keane side, including discussions of confidential pricing, bid terms and customer strategy. If anyone contacts you from Keane, you refer them to me or JK.

•	It’s business as usual at C&J. We ask that you all keep focusing on safely performing your day-to-day responsibilities and providing exceptional service to our customers.

•	In closing, I want to thank you again for your hard work and commitment to excellence, which has positioned C&J as a world-class organization.

•	I look forward to providing future updates about our merger and the bright future we have ahead of us in the weeks and months to follow.

•	Now, I’d be happy to take any questions you have.

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Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1993, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Where a forward-looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. The words “believe” “continue,” “could,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “would” or the negative thereof and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Keane Group Inc.’s (“Keane”) and C&J Energy Services, Inc.’s (“C&J”) control. Statements in this communication regarding Keane, C&J and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Keane’s and C&J’s business and future financial and operating results, the amount and timing of synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Keane’s and C&J’s control. These factors and risks include, but are not limited to, (i) the competitive nature of the industry in which Keane and C&J conduct their business, including pricing pressures; (ii) the ability to meet rapid demand shifts; (iii) the impact of pipeline capacity constraints and adverse weather conditions in oil or gas producing regions; (iv) the ability to obtain or renew customer contracts and changes in customer requirements in the markets Keane and C&J serve; (v) the ability to identify, effect and integrate acquisitions, joint ventures or other transactions; (vi) the ability to protect and enforce intellectual property rights; (vii) the effect of environmental and other governmental regulations on Keane’s and C&J’s operations; (viii) the effect of a loss of, or interruption in operations of, one or more key suppliers, including resulting from product defects, recalls or suspensions; (ix) the variability of crude oil and natural gas commodity prices; (x) the market price and availability of materials or equipment; (xi) the ability to obtain permits, approvals and authorizations from governmental and third parties; (xii) Keane’s and C&J’s ability to employ a sufficient number of skilled and qualified workers to combat the operating hazards inherent in Keane’s and C&J’s industry; (xiii) fluctuations in the market price of Keane’s and C&J’s stock; (xiv) the level of, and obligations associated with, Keane’s and C&J’s indebtedness; and (xv) other risk factors and additional information. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of C&J’s businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with Keane’s and C&J’s ability to obtain the approval of the proposed transaction by their shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction-related issues. For a more detailed discussion of such risks and other factors, see Keane’s and C&J’s filings with the Securities and Exchange Commission, including under the heading “Risks Factors” in Item 1A of Keane’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed on February 27, 2019, and C&J’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed on February 27, 2019 and in other periodic filings, available on the SEC website or www.keanegrp.com or www.cjenergy.com. Keane and C&J assume no obligation to update any forward-looking statements or information, which speak as of their respective dates, to reflect events or circumstances after the date of this communication, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, Keane intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Keane and C&J that also constitutes a prospectus of Keane. Each of Keane and C&J also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Keane and C&J. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Keane and C&J, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Keane will be available free of charge on Keane’s website at http://www.keanegrp.com or by contacting Keane’s Investor Relations Department by email at

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investors@keanegrp.com or by phone at 281-929-0370. Copies of the documents filed with the SEC by C&J will be available free of charge on C&J’s website at www.cjenergy.com or by contacting C&J’s Investor Relations Department by email at investors@cjenergy.com or by phone at 713-260-9986.

Participants in the Solicitation

Keane, C&J and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of C&J is set forth in its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 9, 2019, and C&J’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 27, 2019. Information about the directors and executive officers of Keane is set forth in Keane’s proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 1, 2019, and Keane’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 27, 2019. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Keane or C&J using the sources indicated above.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

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